EXHIBIT 99.1

September 9, 2021

Ms. Cynthia Dotzel
Mr. John Giambalvo
c/o Timothy J. Nieman, Esq.
Corporate Secretary
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Cindy and John,

I saw the press release on September 2, 2021 whereby Codorus Valley Bancorp, Inc. (the “Corporation”; its common stock, “CVLY”) announced (i) that it had completed the $5 million stock repurchase plan that was announced on January 12, 2021 (the “January Buyback Plan”) and (ii) that the Corporation’s board of directors (the “Board”) had authorized a new $5 million stock repurchase plan.

According to the Corporation’s Quarterly Report on Form 10-Q for the three months ended June 30, 2021 (the “3Q21 10-Q”), the Corporation did not repurchase any shares pursuant to the January Buyback Plan during the monts of January, February, March, April, or June, 2021. According to the 3Q21 10-Q, the only month in which the Corporation repurchased shares was April, 2021, when the Corporation repurchased 142,541 shares for an average price per share of $18.75, using up approximately $2.62 million (or 53%) of the January Buyback Plan.

Since the Corporation announced that the January Buyback Plan had been completed on September 2, 2021, the Corporation must have repurchased $2,237,900 (the amount remaining under the January Buyback Plan) worth of its shares during the months of July and August.

Set forth below is a chart showing price to tangible book value for CVLY year to date:

Source: S&P Capital IQ

250 Park Avenue

7th Floor

New York, NY 10177

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CVLY did not trade at 100% (or more) of tangible book value this year until June 16, 2021. It is well known that buying back stock below tangible book value is accretive to tangible book value. As noted in Bank Director magazine:

If you can buy your stock below book value, it’s a really attractive financial trade. You are doing the right thing for shareholders, you’re supporting the price of the stock, and financially it’s a good move.1

An obvious question is why the Corporation and the Board decided to use only approximately half of the January Buyback Plan while CVLY was trading below tangible book value. Since tangible book value is, in Jamie Dimon’s words, a “good, very conservative measure of value” and buying back stock below tangible book value increases tangible book value per share (which should then increase the price per share of CVLY assuming the same price to book value multiple), then clearly the Corporation should have been aggressively buying back stock when CVLY was trading at or below book value.2

An obvious answer, however, would be that the Corporation and the Board decided to use the remaining amount of the January Buyback Plan only after Driver filed its initial Schedule 13D on July 6, 2021 in an attempt to demonstrate a newly discovered commitment to increasing shareholder value.

Rather than thinking about appeasing Larry Miller first and increasing shareholder value second (or third, or fourth, or last) and only when prompted to by shareholders, the Board should constantly be evaluating ways to increase shareholder value. Failing to buy back stock below tangible book value is an example of how the Board has consistently ignored opportunities to increase shareholder value. Failing to explore a sale now is an even more egregious example. At the risk of pointing out the obvious, the Board doesn’t work for Larry Miller, it works for shareholders, and it is past time for the Board to put their interests first.

#oversightnotalignment

Very truly yours,

/s/ J. Abbott R. Cooper

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1 https://www.bankdirector.com/issues/strategy/community-banks-are-buying-back-stock-should-you/

2 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/investor-relations/documents/JPMC-2011-annual-report-letter.pdf

So buying back stock is a great option – you can do the math yourself. Haircut our earnings numbers that analysts project and forecast buying back, say, $10 billion a year for three years at tangible book value. With these assumptions, after four years, not only would earnings per share be 20% higher than they otherwise would have been, but tangible book value per share would be 15% higher than it otherwise would have been. If you like our businesses, buying back stock at tangible book value is a very good deal.

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